

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 28, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Darren Miles
Chief Financial Officer
Earth Biofuels, Inc.
3001 Knox Street; Suite 403
Dallas, TX 75205

>   RE: Form 10-K for the fiscal year ended December 31, 2006
>   Form 10-K/A for the fiscal year ended December 31, 2006
>   Form 10-QSB for the quarter ended March 31, 2007
>   For 10-QSB for the quarter ended June 30, 2007
>   File No. 000-50842

Dear Mr. Miles:

        We have reviewed your response letter dated August 8, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

2. We note your statements in response to comments 5 and 15 from our letter dated July 13, 2007 that you will make certain amendments to your Form 10-KSB/A for the year ended December 31, 2006. We also note that you did not respond to comment 2 which asked you to amend your Form 10-KSB/A for the year ended December 31, 2006 to include a brief summary of the reasons for the first amended filing. Please tell us your plans for filing these amendments.

Business

Moses Lakes, Washington, page 11

3. We note your response to comment 3 from our letter dated July 13, 2007. It appears from your response that you are using recent events, instead of information available as of December 31, 2006 to explain why amounts due under the letter of intent were not accrued as of December 31, 2006. For each of the payments totaling $7.13 million, please tell us the due dates of such payments as set forth in the December 20, 2006 letter of intent. For each payment, please also indicate the criteria used by management as of December 31, 2006 to determine that your obligations under the letter of intent were not probable at that time.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4. We note your response to comment 8 from our letter dated July 13, 2007. Please tell us whether you intend to have one auditor audit more than 50% of the assets and 50% of the revenues of your consolidated financial statements beginning with the fiscal year ended December 31, 2007. If not, please explain for us how you would meet the requirement for a primary auditor as described in the AICPA's Codification of Auditing Standards Section AU 543.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

5. It appears from your responses to comments 7 and 9 from our letter dated July 13, 2007 that you exclude compensation and depreciation expense from your presentation of cost of sales. Please tell us how you determined that there is no element of compensation or depreciation expense which is directly attributable to the generation of your revenue. Refer to paragraph 13 of APB 28.

6. As a related matter, please revise your MD&A in future filings to clearly indicate that your decision to exclude depreciation expense from cost of sales may cause your gross profit margins to be incomparable to those of other entities, since some entities include depreciation expense associated with equipment directly related to generating revenues in their gross profit measure. Please also revise your income statement so that the cost of sales line item reads somewhat as follows: "Cost of goods sold (exclusive of items shown separately below)" or "Cost of goods sold (exclusive of depreciation and amortization shown separately below)." Refer to SAB Topic 11:B.

Note 8 – Investments, Advances and Notes Receivable from Related Parties, page F-13

7. We note your response to comments 4 and 19, however, it still appears that the amounts presented in your response do not clearly reconcile to the amounts presented in your financial statement footnotes as of December 31, 2006. For example, you disclose in your response to comment 4 that total investments, advances, and notes receivable amounted to $106 million as of December 31, 2006. However, the sum of these line items on page F-3 of your consolidated balance sheet amounts to approximately $47 million. Please revise future filings to more clearly reconcile these amounts directly back to your balance sheet.

Note 17 – Commitments and Contingencies, page F-24

8. We note your response to comment 26 in which you state that you have been ordered to pay at least $5.6 million and $5.1 million in the matters concerning H.C. Wainwright and Vertex Energy, respectively. However, it appears from your response that no amounts have been accrued for these loss contingencies. In light of this order of payment and default judgment against you, please tell us how you determined that the amount of the loss could not be reasonably estimated. To the extent you did not record any accruals for these matters because you believe that there is a range of loss estimates and the low end of the range is zero, please explain your basis for that conclusion. Refer to paragraphs 8-10 of SFAS 5.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007

Consolidated Financial Statements

Statements of Operations, page 4

9. Please revise your income statement so that losses on the sale of fixed assets and goodwill impairment losses are presented as a component of net loss from operations. Refer to paragraph 45 of SFAS 144 and paragraph 43 of SFAS 142.

Consolidated Statements of Stockholder' Equity, page 5

10. Please revise your statement of stockholders equity so that amounts presented in the column "other comprehensive income (loss)" add up to the total balance as of June 30, 2007.

Note 1 – Basis of Presentation, page 7

11. We note your disclosures on page 7 that you have determined that changes in fair value on your available for sale securities were deemed other than temporary and thus the related losses were included in earnings for the six months ended June 30, 2007. Please revise future filings to include the reclassification adjustments required by paragraphs 18-20 of SFAS 130.

Note 9 – Long Term Debt

12. Please tell us and revise your filing to disclose whether the term loans entered into in February and March 2007 totaling $24 million have any debt covenants or cross-default provisions whereby your default on other debt could cause your terms loans to become current. If so, please revise your filing to present the principal amount of your long term debt as current.

* * * *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                                            Sincerely,

                                            Rufus Decker
                                            Accounting Branch Chief